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                                                                       EXHIBIT 8

                    Description of PMLIC's Issuance, Transfer
                     and Redemption Procedures for Policies
                      Pursuant to Rule 6e-3(T)(b)(12)(iii)


Set forth below is the information called for under Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 (" 1940 Act"). That rule provides an exemption for separate accounts, their investment advisers, principal underwriters and sponsoring insurance company from Sections 22(c), 22(d), 22(e), and 27(c)(1) of the 1940 Act, and Rule 22(c)-1 promulgated thereunder for issuance, transfer and redemption procedures under flexible premium variable life insurance policies to the extent necessary to comply with Rule 6e-3(T), state administrative laws or established administrative procedures of the life insurance company. In order to qualify for the exemption, procedures must be reasonable, fair and not discriminatory and they must be disclosed in the registration statement filed by the separate accounts.

PMLIC's Separate Accounts (the Growth Separate Account, the Money Market Separate Account, the Bond Separate Account, the Managed Separate Account, the Zero Coupon Bond Separate Account, the Aggressive Growth Separate Account and the International Separate Account) are registered under the 1940 Act. Procedures described herein apply equally to each Separate Account. For purposes of this description, procedures are defined in terms of one Account except where a discussion of all or any particular Account is necessary.

PMLIC believes its procedures meet the requirements of Rule 6e-3(T)(b)(12)(iii) and states the following:

         1. Because of the insurance nature of PMLIC's flexible premium adjustable survivorship variable life insurance policies ("policies") and due to the requirements of state insurance laws, the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.

         2. In structuring its procedures to comply with Rule 6e-3(T), state insurance laws and administrative procedures of PMLIC, it has attempted to comply with the intent of the 1940 Act, to the extent deemed feasible.

         3. In general, state insurance laws require that PMLIC's procedures be reasonable, fair and not discriminatory.

         4. Because of the nature of the insurance product, it is often difficult to determine precisely when PMLIC's procedures deviate from those required under Sections 22(c), 22(d), 22(e), or 27(c)(1) of the 1940 Act or Rule 22c-1 thereunder. Accordingly, set out below is a summary of the principal policy provisions and procedures which may be deemed to constitute, either directly or indirectly, such a deviation. The summary, while comprehensive, does not attempt to treat each and every procedure or variation which might occur and does include certain procedural steps which do not constitute deviations from the above-cited Sections or Rule.

I.       "Redemption Procedures": Surrender and Related Transactions

This section will outline those procedures which differ in certain significant respects from redemption procedures for mutual funds and contractual plans. PMLIC's policies provide for the payment of monies to a policyowner or beneficiary upon presentation of a policy. The principal difference between PMLIC's "redemption" procedures and those in a mutual fund or contractual plan context is that the payee will not


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receive a pro rata or proportionate share of the Account's assets within the meaning of the 1940 Act. The amount received by the payee will depend upon the particular benefit for which the policy is presented, including, for example, the net cash surrender value or part thereof, or proceeds at death. There are also certain policy provisions--such as the loan privilege--under which the policy will not be presented to PMLIC but which will affect the policyowner's benefits and involve a transfer of the assets supporting the policy reserve out of the Account. Finally, state insurance laws may require that certain requirements be met before PMLIC is permitted to make payments to the payee.

                    a. Surrender for Net Cash Surrender Value

A policyowner may surrender the policy for its net cash surrender value at any time while both or either of the insureds is living. PMLIC will ordinarily pay the net cash surrender value within seven days after receipt, at its Home Office, of the policy and a signed request for surrender. Computations with respect to the investment experience of the Account will be made at the close of trading of the New York Stock Exchange on each day during which the New York Stock Exchange is open for trading and any other day in which there is a sufficient degree of trading of an Account's portfolio of securities to materially affect the value of such Account. PMLIC will pay the net cash surrender value based on the next computed value after the surrender request is received. The surrender is effective on the date the policyholder transmits the request to PMLIC.

The net cash surrender value at any time during the first 15 policy years is the policy account value less any outstanding policy loan and accrued interest, minus any surrender charge.

The surrender charge consists of a deferred administrative charge and a deferred sales charge. The deferred administrative charge is equal to $1.50 per $1,000 face amount in policy years 1 to 11, reducing by 20% each year for policy years 12 through 15 until it is zero in Policy Year 16.

 Policy Year                         Charge per $1,000 Face Amount
  1-11                                        $1.50
    12                                         1.20
    13                                          .90
    14                                          .60
    15                                          .30
    16 and after                                  0

The deferred sales charge is equal to 25% of the premiums received during the first policy year up to one surrender charge target premium (which is an amount, based on the joint equal age of the insureds, used solely for the purpose of calculating the deferred sales charge) plus 4% of all other premiums received to the date of surrender, lapse or decrease. The deferred sales charge, however, will not exceed the maximum deferred sales charge. During policy years one through 11, this maximum equals: For Joint Equal Ages (JEA) 25-71, 50% of the surrender charge target premium for the initial face amount; for JEA 72-75, 40% of the surrender charge target premium; and for JEA 76-80, 30% of the surrender charge target premium. The maximum declines by 20% each year in policy years 12 through 15 until it is zero in policy year 16 and after.

Any surrender charge applicable upon surrender of the policy will be deducted from the policy account value. Any pro rata surrender charge applicable upon a decrease in face amount will be allocated based on the proportion that the guaranteed account value and the value in the Accounts bear to the total


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unloaned policy account value.

PMLIC will make the payment of the net cash surrender value out of its general account and, at the same time, transfer assets from the Account to the general account in an amount equal to the portion of the policy account value in the Account.

In lieu of payment of the net cash surrender value in a single sum upon surrender of a policy, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit payment options described in the policies or, with the approval of PMLIC, a combination of options. The election may be made by the policyowner during his or her lifetime, or, if no election is in effect at the death of the last surviving insured, by the beneficiary. An option in effect at death may not be changed to another form of benefit after death. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the policies.

               b. Partial Withdrawal of Net Cash Surrender Value

A policyowner may make a partial withdrawal of net cash surrender value from the policy. The minimum amount of a partial withdrawal is S1500. A $25 expense charge will be deducted from the policy account value for each withdrawal. The amount of the withdrawal and the expense charge will be allocated based on the proportion that the guaranteed account value and the value in the Accounts bear to the total unloaned policy account value.

PMLIC will ordinarily pay the amount of the partial withdrawal to the policyowner within 7 days after receipt at its Home Office of the withdrawal request.

                                 c. Death Claims

PMLIC will ordinarily pay a death benefit to the beneficiary within seven days after receipt, at its Home Office, of certified death certificates for both Insureds, the claimant's statement signed by the beneficiary, and any other requirements necessary to make payment.

There are two Death Benefit Options available under the policy. Under Death Benefit Option A, the death benefit is equal to the greater of: (1) the face amount of the policy; and (2) the policy account value on the date of the last surviving insured's death times the applicable percentage for the younger insured's attained age. Under Death Benefit Option B, the death benefit is equal to the greater of: (1) the face amount of the policy plus the policy account value on the date of the last surviving insured's death; and (2) the policy account value on the date of such death times the applicable percentage for the younger insured's attained age.

The Death Benefit Option is chosen at the time of application for the policy. After the second policy year, the owner may request a change from Option A to Option B or vice versa by completing an application for change. No charges will be imposed to change the Death Benefit Option. The change will be effective as of the policy processing day that coincides with or next follows the date PMLIC approves the request. The change does not require evidence of insurability. If the policyowner changes from Option A to Option B, the death benefit will not change and PMLIC will decrease the face amount by the policy account value; if the change is from Option B to Option A, the death benefit will not change and PMLIC will increase the face amount by the policy account value. No surrender charge nor expense charge will be imposed for a decrease or increase in face amount resulting from the change.

The policyowner may also request decrease in the face amount after the second policy year by completing


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an application for change. The minimum amount of any decrease is $25,000. After a decrease the face amount may not be less than the minimum face amount for a newly issued policy at the time of the decrease. If approved, the change will be effective as of the policy processing day that coincides with or next follows the date of approval and new policy schedule pages will be issued. If the change is not approved, the policy will remain as is. For a decrease in face amount, any applicable pro rata surrender charge will be applied.

To determine the proceeds payable to the beneficiary at the death of the last surviving insured, the death benefit will be increased to reflect any insurance benefits added by rider, and decreased by any outstanding policy loans and accrued interest, and any unpaid monthly deductions. The proceeds at death also reflects interest from the date of the last surviving insured's death to the date of payment.

PMLIC will make payment of the death benefit out of its general account, and will transfer assets from the Account to the general account in an amount equal to the investment base in that Account. In lieu of payment of the death benefit in a single sum, a settlement option may be elected as described immediately above with respect to surrender for net cash surrender value.

If both insureds die by suicide within 2 years from the policy issue date and within 90 days of each other; or, if the last surviving insured dies by suicide within 2 years from such date and within 90 days of the death of the first of the insureds to die; or, if the last surviving insured lives for more than 90 days beyond the date that the first death occurred by suicide and the surviving insured does not exchange the policy as described below, PMLIC will pay the sum of all premiums paid for the policy, decreased by any policy loans and accrued interest on such loans and any partial withdrawals of net cash surrender value. During the 90 day period following the date that the first Insured dies by suicide, the surviving insured may exchange the survivorship policy, without evidence of insurability, for a fixed benefit policy issued by PMLIC on the life of such surviving insured. The policy issue date will be the 9lst day after the date of the first insured's death. If one of the insureds commits suicide within two years of the policy issue date and the surviving insured dies (other than by suicide) within 90 days of the date of the first death, PMLIC will pay the insurance proceeds to the beneficiary.

If the stated age or sex of either insured is not correct, the death benefit and the amount of any benefits provided by rider shall be those which would have been purchased based on the most recent deduction for cost of insurance and such benefits, at the correct age and sex of both insureds.

             d. Payment of Policy Account Value on Final Policy Date

On the final policy date (policy anniversary nearest the younger insured's attained age 100), PMLIC will pay the policy account value less any outstanding policy loans and accrued interest, and any unpaid monthly deductions to the policyowner and coverage under the policy will end. PMLIC will ordinarily pay this amount within 7 days of the final policy date.

                              e. Exchange of Policy

During the first 2 years following issuance of the policy, the policyowner may, on one occasion, transfer the entire policy account value in the Accounts to the Guaranteed Account without such counting as a "transfer". Net premiums paid after such a transfer must be allocated to the guaranteed account.

Within 6 months after the effective date of a material change in the investment policy of a chosen Account, the policyowner may transfer the portion of the policy account value in such Account to any of the other Accounts or to the guaranteed account without such counting as a "transfer".


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                              f. Default and Lapse

The duration of the insurance coverage under the policy depends upon whether the net cash surrender value is sufficient to cover the monthly deductions except that during the first 2 policy years, the policy will not lapse if the cumulative premiums paid (less the amount of any policy loans and partial withdrawals) equals or exceeds the Minimum Guarantee Premium. The Minimum Guarantee Premium is the Minimum Annual Premium multiplied by the number of months since the Policy Date (including the current month) divided by 12. If the net cash surrender value at the beginning of any policy month is less than the deductions for that month and, during the first 2 policy years the Minimum Guarantee Premium has not been paid, PMLIC will send written notice to the policyowner at the address shown in PMLIC's records stating that a grace period of 61 days began on the day PMLIC mailed the notice. The notice will indicate the amount of three monthly deductions. If PMLIC does not receive such amount before the end of the 61-day grace period, PMLIC will withdraw the policy account value, including any applicable surrender charge, and notify the policyowner that the policy has lapsed without value. The amount withdrawn will be transferred to PMLIC's general account.

If the last surviving insured dies during the grace period, the insurance proceeds will be paid and any overdue monthly deductions will be deducted in determining the amount payable to the beneficiary.

                                 g. Policy Loan

A policyowner may borrow from PMLIC using the policy as sole security. The policyowner may borrow up to the net cash surrender value. The minimum loan amount is $500 or such smaller minimum required by a particular state. The net cash surrender value for this purpose will be the net cash surrender value computed on the date a written request for a loan is received by PMLIC. Payment of the loan from PMLIC's general account will generally be made to the policyowner within seven days of receipt. Interest on the loan accrues daily at a fixed annual rate of 6%. The policyowner may repay all or a portion of any loan and accrued interest while the insured is living and the policy is in force.

PMLIC will allocate the amount of a loan based on the proportion that the guaranteed account value and the value of the Accounts bear to the total unloaned policy account value at the time the loan is made.

The collateral for the loan will be the loan amount plus accrued interest to the next policy anniversary less interest at 4% per annum. The collateral for the loan will be deducted from each account and transferred to the loan account. PMLIC will credit the loan account with interest at effective annual rates it determines in advance of each calendar year, but not less than 4%. The collateral will be recalculated and interest credited transferred to the accounts: (1) when loan interest is paid or treated as part of the loaned amount; (2) when a new loan is made; and (3) when a loan repayment is made. A transfer to or from the loan account will be made to reflect any recalculation of collateral.

Repayments up to the amount of the outstanding loan will be allocated to the accounts based on the amount of the outstanding loan allocated to each Account as of the date of repayment. Any repayment in excess of the amount of the outstanding loan will be allocated to the Accounts based on the amount of interest due on the portion of the outstanding loan allocated to each Account. The amount of interest due is determined as of the next policy anniversary.

The amount of any outstanding loan plus accrued loan interest is subtracted from the death benefit or the cash surrender value on payment.


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                 h. Redistributions and Transfers Among Accounts

A policyowner may redistribute the policy account value in the Accounts up to 4 times a year without charge. The redistribution will be effective as of the date of receipt of the written transfer request at PMLIC's Home Office. The amount transferred must be at least $1,000 (or the entire Account balance, if smaller). After 4 transfers in a policy year, a $25 transfer charge will be deducted from the amount being transferred. All transfers included in a request are treated as one "transfer" transaction.

                            i. Right of Cancellation

PMLIC's policies provide that the policyowner, within 45 days after signing Part I of the policy application, within 10 days after receipt of the policy or within 10 days after the mailing of the Notice of Withdrawal Right, whichever is latest, may return the policy and receive a refund. The refund is equal to the policy account value when the cancellation request is received, plus: (1) any premium expense charges which were deducted from premiums: (2) monthly deductions made on any policy processing day; and (3) daily charges against the Accounts and the investment advisory fees and expenses for the fund. Such a provision is required under the insurance laws of a number of states (PMLIC will refund the premiums paid if such is required by state law).

                              j. Rewrite Privilege

Pursuant to an administrative procedure of PMLIC known as "rewriting," PMLIC policyowners may, subject to the terms of the policy, substitute another policy currently offered by PMLIC for a policy issued within the six month period immediately preceding the date of rewrite. The new policy will typically have the same face amount as the original policy. The original policy will be deemed to be void and the new policy will be backdated to the issue date of the original policy in accordance with PMLIC's standard backdating procedures. There is currently more than one policy into which a policyowner may rewrite.

                             k. Policy Split Option

The policy can be split on a 50-50 basis into two fixed benefit policies, one on the life of each insured, with evidence of insurability satisfactory to PMLIC, The split can be made if a final divorce decree is issued with respect to the marriage of the two insureds or if the federal tax law is changed to remove the unlimited marital deduction or reduction of at least 50% in the estate taxes payable on death. The face amount and policy account value minus policy loans and accrued interest will be divided evenly between the two new policies.

          1. Refund of Excess Premiums for Modified Endowment Contracts

At the time a premium is credited which would cause the policy to become a Modified Endowment Contract (MEC), PMLIC will notify the policyowner that unless a refund of the excess premium is requested by the policyowner, the policy will become a MEC. The policyowner will have 30 days after receiving such notice to request the refund. The excess premium paid (with any required interest or earnings) will be returned to the policyowner upon receipt by PMLIC of the request. The amount refunded will be deducted from the Accounts in the same proportion as the premium was allocated to the Accounts.


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II.      "Public Offering Price": Purchase and Related Transactions
         --Section 22(d) and Rule 22c-1

This section outlines those principal policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. Because of the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans. The chief differences revolve around the premium rate structure and the insurance underwriting (i.e., evaluation of risk) process. There are also certain policy provisions--such as loan repayment--which do not result in the issuance of a policy but which require certain repayments by the policyowner and involve a transfer of assets supporting the policy reserve into the Account.

                 a. Premium Schedules and Underwriting Standards

Cost of insurance rates for PMLIC's policies will not be the same for all policyholders. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each policyowner pays an amount commensurate with the mortality risk for both insureds which is actuarially determined based upon factors such as age, health, smoking status and occupation. In the context of life insurance, a uniform cost of insurance (or "public offering price") for all insureds would discriminate unfairly in favor of those insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, although there will be no uniform "public offering price" for all policyholders, there will be a single "price" for all policyholders in a given actuarial category.

Lower cost of insurance rates will be charged for nonsmokers and preferred risk insureds who are standard risks in other respects. Additional rates will be charged for a policy involving "special" premium class or for supplementary benefits.

In setting its cost of insurance rates, PMLIC will take into consideration actuarial estimates of death and surrender benefits, premium payments, expenses, investment experience and an amount to be contributed to PMLIC's surplus. In addition, the cost of insurance will depend upon the face amount of the policy and the ages and sexes of the persons insured.

The policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. The underwriting standards and premium processing practices followed by PMLIC are similar to those followed in connection with the offer and sale of fixed-benefit life insurance, modified where necessary to meet the requirements of the federal securities laws. State insurance laws prohibit unfair discrimination among policyholders, but recognize that premiums must be based upon factors such as age, sex, health and occupation.

The minimum initial premium is equal to the following factor multiplied by the Minimum Annual Premium. No insurance will take effect until the minimum initial premium is paid.

Premium Billing Mode
Selected At issue                           Factor
    Annual                                  1.000
    Semi-annual                             0.500
    Quarterly                               0.250
    Monthly                                 0.167


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Prior to the final policy date, the owner may pay additional premiums at any time (subject to a $25 minimum). The policyowner may schedule planned periodic premiums for which PMLIC will send a reminder notice. The policyowner is not required to pay the planned periodic premiums and may change their frequency and amount; the policy will not lapse unless the net cash surrender value is insufficient for the monthly deductions.

                   b. Application and Initial Premium Process

The policy can be issued for two insureds, each between ages 21 and 85 and with a Joint Equal Age between 25 and 80. Before issuing a policy, PMLIC will require that the proposed insureds meet certain underwriting standards satisfactory to PMLIC. Upon receipt of the completed applications for both of the proposed insureds, PMLIC will follow its underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicants are insurable. This process may require that further information be provided by the proposed insureds before a determination can be made.

The date on which a policy is issued is referred to as the policy issue date. The policy issue date represents the commencement of the suicide and contestable periods for purposes of the policies.

For states which require a refund of the premiums paid when a policy is returned under the free-look provision, the portion of the minimum net initial premium and any premiums received prior to 15 days from the later of the policy issue date or the date the minimum initial premium is received which is to be allocated to the Accounts, will be credited upon receipt to the Money Market Separate Account. At the expiration of the 15-day period, the amount in the Money Market Separate Account will be allocated to the Accounts selected at the time of application.

Insurance coverage will also typically begin on the later of the policy issue date or the date the minimum initial premium is received. PMLIC may, however, provide temporary life insurance coverage, the death benefit of which shall not exceed $500,000, prior to the policy issue date, provided the minimum initial premium has been paid.

The policy date is the date used to determine the policy anniversary date. In addition, the insurance ages of the insureds will be determined as of that date. The policyowner determines the policy date. In no case may the policy date be more than six months prior to the issue date.

                                 c. Premium Processing

Whenever a premium is received, PMLIC will subtract the Premium Expense Charge from the premium. The Premium Expense Charge consists of: the Premium Tax Charge (based on state of residence); a Percent of Premium Charge (currently 5.0% in policy years 1-10); and a Federal Tax Charge of 1.25%. What is left (the Net Premium) will be invested in the chosen Accounts as of the date received. (except for premiums received during the 15-day period specified in II b., above).

      d. Payment of Planned Periodic Premiums Under Automatic Payment Plan

Premiums may be paid monthly under the Automatic Payment Plan (APP) where the policyowner authorizes PMLIC to withdraw the planned periodic premiums from the policyowner's checking account each month. The premiums are paid either through "checks" drawn on the policyowner's account or via electronic funds transfer
(EFT). For all policyowners who elect APP, net premiums will be credited to the policy on the same date of each month (currently it is anticipated that this will be the 18th of each month; if the 18th falls on a weekend day or holiday, it ordinarily will be on the next following business


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day). The net premium will be allocated to the Accounts on the day the funds are available to PMLIC.

          e. Refund of Excess Premiums for Modified Endowment Contracts

See I(1) above

                                f. Reinstatement

A policy not surrendered for its net cash surrender value may be reinstated within three years from the date of lapse in accordance with the policy. To reinstate, the insureds or surviving insured generally must submit written applications for reinstatement providing evidence of insurability satisfactory to PMLIC and pay PMLIC an amount sufficient to keep the policy in force for at least three months after the date of reinstatement, which is the date the reinstatement application is approved.

Upon reinstatement, the policy account value will be based upon the premium paid to reinstate the policy and the policy will be reinstated with the same policy date as it had prior to the lapse.

                              g. Repayment of Loan

A loan made under PMLIC's policies may be repaid while the insured is living and the policy is in force with an amount equal to the monies borrowed plus interest at a fixed annual rate of 6%.

Repayments up to the amount of the outstanding loan will be allocated to the Accounts based on the allocation of the outstanding loans to each Account as of the date of the repayment. PMLIC will allocate any repayment in excess of the amount of the outstanding loan to the Accounts based on the amount of interest due as of the next policy anniversary on the outstanding loan allocated to each Account.

                   h. Correction of Misstatement of Age or Sex

If PMLIC discovers that the stated age or sex of either insured is not correct, the death benefit will be that which would have been purchased by the most recent deduction for cost of insurance for the correct ages and sexes of both insureds.

                        i. Redistributions Into Accounts

This is the other side of the transaction described in I(h) above.


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                       Method of Computing Adjustments in
                          Payments and Cash Values Upon
                      Conversion to Fixed Benefit Policies
                            Pursuant to Rule 6e-3(T)

             Conversions during the first 24 months for new issues:

Any conversion during the first 24 months after issue will be executed by transferring the portion of the policy account value in the Accounts to the guaranteed account as of the date we receive the conversion request. No charge will be made for such transfer. Net premiums paid after the date of the conversion must be allocated to the guaranteed account.


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